Exhibit 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands, except ratio)	2010	2009	2010	2009
Earnings (Loss):
Income (loss) from continuing operations	$(17,706)	$35,115	$(112,895)	$63,368
Amortization of capitalized interest	41	40	121	112
Capitalized interest	(234)	(67)	(575)	(486)
Fixed charges (below)	31,640	33,441	94,619	86,267
Earnings (loss) adjusted for fixed charges	$13,741	$68,529	$(18,730)	$149,261

Fixed charges:
Interest expense	$30,763	$32,733	$92,266	$84,047
Capitalized interest	234	67	575	486
Portion of rent expense representative of interest	643	641	1,778	1,734
Total fixed charges	$31,640	$33,441	$94,619	$86,267

Ratio of earnings to fixed charges	-	2.05	-	1.73

Coverage deficiency	$17,899	$-	$113,349	$-